Filed by Ares Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: American Capital, Ltd.

Commission File No. 814-00149

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EDITED TRANSCRIPT

ARCC - Ares Capital Corp and American Capital, Ltd. Joint Conference Call to Discuss Definitive Agreement of Ares Capital Corp to Acquire American Capital, Ltd.

EVENT DATE/TIME: MAY 23, 2016 / 12:30PM  GMT

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MAY 23, 2016 / 12:30PM, ARCC - Ares Capital Corp and American Capital, Ltd. Joint Conference Call to Discuss Definitive Agreement of Ares Capital Corp to Acquire American Capital, Ltd.

CORPORATE PARTICIPANTS

Jana Markowicz Ares Capital Corporation - IR & Co-Head of Product Management and Credit

Kipp deVeer Ares Capital Corporation - CEO

Michael Arougheti Ares Capital Corporation - Co-Chairman

Malon Wilkus American Capital, Ltd. - Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Operator

John Hecht Jefferies - Analyst

Hugh Miller Macquarie - Analyst

Ryan Lynch KBW - Analyst

PRESENTATION

Operator

Welcome to today’s call announcing Ares Capital Corporation’s planned acquisition of American Capital. At this time, all participants will be in listen-only mode. As a reminder, this conference call is being recorded on May 23, 2016. I’ll now turn the call over to Jana Markowicz, Co-Head of Product Management and Credit for Ares Management.

Jana Markowicz  - Ares Capital Corporation - IR & Co-Head of Product Management and Credit

Good morning and thank you for joining us for this exciting announcement. On today’s call, we will discuss Ares Capital Corporation’s planned acquisition of American Capital.

Speaking on the call, we have Ares Capital Corporation’s Co-Chairman, Michael Arougheti, and CEO, Kipp deVeer. From American Capital, we have Malon Wilkus, Chairman and CEO. We also have other members of the respective management teams available for the question-and-answer session, including Ares Capital’s Chief Financial Officer, Penni Roll; our Co-Presidents, Mitch Goldstein and Michael Smith; and American Capital’s Chief Financial Officer, John Erickson.

In addition to our joint press release and the 8-K that we filed with the SEC, we have posted an investor presentation on the transaction under the Investor Resources section of our website at www.arescapitalcorp.com, which we will reference during this webcast.

Before we begin, I want to remind you that comments made during the course of this conference call and webcast contains forward-looking statements and are subject to risks and uncertainties. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction and any assumptions underlying any of the foregoing are forward-looking statements.

Ares Capital’s and American Capital’s actual results could differ materially from those expressed in such forward-looking statements for any reason, including those listed in their respective SEC filings. Ares Capital and American Capital assume no obligation to update any such forward-looking statements. Please also note that past performance is not a guarantee of future results.

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MAY 23, 2016 / 12:30PM, ARCC - Ares Capital Corp and American Capital, Ltd. Joint Conference Call to Discuss Definitive Agreement of Ares Capital Corp to Acquire American Capital, Ltd.

During this conference call, we will refer to certain non-GAAP financial measures. We use these as measures of operating performance, not as measures of liquidity. These measures should not be considered in isolation from or as a substitute for measures prepared in accordance with Generally Accepted Accounting Principles. These measures may not be comparable to similarly titled measures used by other companies.

I will now turn the call over to Kipp deVeer and ask you to turn to the transaction rationale on slide 4.

Kipp deVeer  - Ares Capital Corporation - CEO

Thanks, Jana. We’re delighted to gather this morning to announce that we’ve entered into an agreement to purchase American Capital, and the transaction will combine the two largest business development companies and enhance Ares Capital’s leadership position.

This combination provides many strategic and financial benefits to the combined company. First and foremost, the transaction provides additional scale and portfolio diversification, which enhances our ability to originate larger transactions and allows us to capture increased underwriting and distribution fees from greater hold positions and syndication opportunities.

Second, we believe this transaction strengthens our value proposition to our borrowers and the private equity sponsor community who come to think of us as their go-to provider of flexible capital. Importantly, it also increases our flexibility to accelerate our investment in certain attractive assets, like our SDLP joint venture. We expect this acquisition to modestly deleverage our company on a pro forma basis and the increased portfolio diversification may give us the opportunity to improve access to the capital markets and potentially lower the cost of our capital.

This is a financially attractive transaction for the shareholders. The acquisition is expected to result in immediate accretion to Ares Capital’s core earnings per share. We expect accretion to be north of approximately 10% in the first full year post closing. In addition, we expect it will also be accretive to net asset value per share between the first and second full years after the closing and beyond. As a result, we’re optimistic that this transaction will serve as a potential catalyst for future dividend growth at Ares Capital.

Before I highlight the details of the transaction provided on page 5 of the presentation, I do want to mention that each party performed a significant amount of counterparty due diligence prior to signing. From ARCC’s standpoint, we had the opportunity to review extensive data on every portfolio company in American Capital and had access to deal teams and portfolio company financials. As a result, we derived our own values for each portfolio company investment, which formed our view on the aggregate value of the assets we are acquiring from ACAS. Both Ares Capital and American Capital had financial advisors issuing fairness opinions on the transactions.

Let me now turn to the transaction details. American Capital shareholders will receive $4 billion or $17.40 per share in total consideration in a series of transactions. Ares Capital is providing $1.47 billion in cash or $6.41 per share and issuing 110.8 million shares to ACAS shareholders. Based upon ARCC’s closing stock price of $15.19 per share as of May 20, 2016, this stock consideration represents $7.34 per share. The share issuance is fixed, based upon on exchange ratio of 0.483 times in ARCC shares for every ACAS share.

In support of the transaction, Ares Management, ARCC’s external manager, is providing $275 million in cash or $1.20 per share at closing. Collectively, ARCC and its external manager are providing $14.95 per share in cash and stock. The remaining $562 million in cash consideration, or $2.45 per share is being delivered through a sale of American Capital Mortgage Management in a separate transaction, expected to close before our transaction. American Capital has provided more detail on this transaction in a separate press release.

Finally, Ares Management has agreed to provide fee waivers of up to $100 million in ARCC income based fees to the extent earned in payable for 10 calendar quarters beginning in the first full quarter following the closing of the transaction. Pro forma for this transaction, ARCC and ACAS shareholders will own roughly 74% and 26% of the combined company, respectively.

ARCC plans to finance the cash portion of the consideration through the use of its $3.6 billion in total credit facilities, along with a possible term financing. In connection with the transaction, ARCC has secured $460 million in new commitments from Wells Fargo and Bank of America Merrill Lynch to increase its revolving funding facility from $540 million to $1 billion.

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MAY 23, 2016 / 12:30PM, ARCC - Ares Capital Corp and American Capital, Ltd. Joint Conference Call to Discuss Definitive Agreement of Ares Capital Corp to Acquire American Capital, Ltd.

The amount of financing required will depend on the level of further progress made by ACAS on asset monetizations and other repayments prior to closing. At closing, we expect that this transaction will be a modestly deleveraging event for ARCC and we are targeting pro forma leverage of approximately 0.65 times to 0.75 times at closing. The transaction is subject to shareholder votes at both companies and customary consents and other closing conditions.

With respect to the vote, we’re pleased to have the support of American Capital’s largest shareholder, Elliott Management, and we expect to file a joint proxy seeking additional shareholder approvals in early July. Closing is expected to occur within the next 12 months.

ACAS shareholders, through their pro forma ownership, and ARCC will be eligible for dividends declared and paid by ARCC post closing. We have paid a consistent quarterly dividend for our eleven and a half year history as a public company. In aggregate, we paid dividends totaling $17.55 per share. Additionally, ARCC maintains a substantial amount of spillover income. This undistributed taxable income was estimated to be $258 million or $0.82 per share as of the end of 2015, and was carried over into 2016 for future dividend support.

Turning to slide 6, we can look at the total consideration relative to American Capital from a graphical standpoint. As I stated, ACAS shareholders are receiving total consideration of $17.40 in cash and stock, representing a premium of 11.4% to the last closing price of $15.62. However, based upon the unaffected closing price of ACAS’ stock of $14.31 prior to the announcement of its strategic review process, the purchase price premium is approximately 21.6%.

While we believe ACAS shareholders are receiving attractive consideration at a meaningful premium to both their current and unaffected stock price, we also believe ARCC shareholders are purchasing ACAS at an attractive valuation. Based on the ACAS net asset value as of March 31, 2016, ARCC is acquiring the portfolio at 81% of book value. On a pro forma basis, we are buying the portfolio at 90.6% of book, with ample opportunity to take a page from the playbook used in the Allied Capital acquisition to create value for our shareholders, as Mike Arougheti will discuss later.

Importantly, the added value provided by Ares Management, both in the form of upfront cash consideration and future fee waivers are providing incremental value to support the acquisition. The acquisition is accretive to ARCC shareholders without this fee waiver. However, this additional support from Ares Management makes the transaction even more attractive.

On a pro forma basis, this transaction improves the combined company in a number of important respects. It will increase size and trading liquidity, and further diversify each Company’s stockholder base. The transaction adds 165 new companies to the ARCC portfolio as of March 31, providing additional diversification and greater flexibility.

Most importantly, we believe we can create significant value in income growth by repositioning ACAS’ portfolio into higher yielding investments, generate increased fee income from a larger balance sheet and accelerate the growth of our potentially high yielding SDLP joint venture. We also expect the transaction to benefit from near-term cost savings, both in the form of the fee waiver and synergies on the combined G&A expense base.

I would now like to turn the call over to Malon Wilkus to provide an overview of American Capital for our shareholders who are less familiar with the Company and allow him to provide his thoughts on the transaction.

Malon Wilkus  - American Capital, Ltd. - Chairman & CEO

Thank you, Kipp. This is Malon Wilkus, Chairman and CEO of American Capital. We are excited to have entered into this mutually beneficial combination with Ares Capital, and the value that it brings to our shareholders.

American Capital was founded back in 1986. It has invested over $33 billion in middle-market companies, and currently has an investment portfolio of $4.1 billion in 171 middle-market portfolio companies as of March 31 of this year. American Capital also manages assets on behalf of third-party investors in private equity funds and European debt funds totaling $5.4 billion of assets under management, not including the two externally managed REITs, the management company of which is being sold in a separate transaction that’s also announced today.

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MAY 23, 2016 / 12:30PM, ARCC - Ares Capital Corp and American Capital, Ltd. Joint Conference Call to Discuss Definitive Agreement of Ares Capital Corp to Acquire American Capital, Ltd.

If we turn to slide 10, as Kipp mentioned earlier, we are seeing a lot of success as we continue to exit our One Stop Buyouts and other low yielding asset. During the first quarter, we sold $635 million of assets, with the average consideration generating a premium to our marks on those assets as of December 31, 2015. Second quarter to-date, we continue to have success selling above our marks with another $550 million of sales executed. These asset sales have shifted the mix of our portfolio toward our Sponsor Finance and other investments. Cash generated from these sales will remain in the company between now and closing of this transaction and it is expected to provide transaction liquidity and capital for reinvestment into directly originated assets.

I think American Capital shareholders should be pleased with the results of our strategic review. Given Ares Capital’s excellent investment performance and leadership in the BDC sector, we are quite pleased that Ares emerged as the most attractive bidder from our extensive strategic review process. Our Board of Directors and I were very impressed with the Ares team, investment experience and of course the consideration provided to American Capital shareholders.

As Kipp stated, American Capital shareholders receive an attractive dividend. Ares current dividend yield is approximately 10%. Over the years, the company has over-earned its dividends, cumulatively from core earnings and net realized gains. In addition, Ares’ external manager, Ares Management, is also providing additional ongoing financial support in the form of fee waivers to ensure a smooth transition and integration. American Capital shareholders are receiving Ares stock that is more liquid, given the increased size and diversification of their equity base as a result of this transaction. Due to Ares’ longstanding industry position, strong credit performance and diversified balance sheet, it has received investment grade ratings and has demonstrated its access to the lowest cost liabilities in our industry.

We also believe the integration should be fairly straightforward, particularly given Ares track record of success with the previous large BDC merger. Furthermore, as a result of this transaction, Ares Capital is much larger today and part of a $94 billion alternative asset management firm with extensive capabilities, broad market insights and ability to access diverse and attractive sources of capital.

I’ll now turn the call back over to Kipp to discuss the combined company investment thesis.

Kipp deVeer  - Ares Capital Corporation - CEO

Thanks so much, Malon. If you’d please turn to slide 13, I can provide additional detail behind the investment highlights of the transaction. We believe the combination of these two companies will solidify Ares Capital’s position as a leading direct lender to the middle market and enhance our attractive opportunity to capitalize on strong market dynamics. The pro forma company will have increased scale and market presence to help drive potential growth and future value creation for our shareholders.

If you turn to slide 12, for those of you who do not know Ares well, we wanted to provide a few highlights of our company. Ares Capital is the largest BDC in the US, with one of the longest operating histories in the industry of more than 11 years. We’ve invested more than $24 billion of capital in middle market companies and related investments since our inception. And today, we have an investment portfolio of just over $9 billion.

We have generated consistent returns on equity, and in turn we’ve delivered an average annual total return to our shareholders of roughly 12%. This return has been derived primarily through the payment of consistent quarterly dividends during those 11 years.

As you’d expect from this leadership position, we have extensive relationship with banks, with various capital market’s participants, a host of financial sponsors and other intermediaries.

Finally, Ares Capital derives many benefits from its affiliation with Ares Management, a leading global alternative asset management firm with $94 billion in assets under management as of March 31. Ares Capital gains invaluable insight from observing the trends of over 1,100 portfolio company investments in 50 industries across our platform. Ares Management has 865 professionals in 15 offices around the globe, which provide access to information, market knowledge, expertise, deal sourcing capital and back-office support and infrastructure.

As you’ve heard from us in the past, scale provides numerous benefits in the direct lending business, and this transaction will clearly enhance our market leadership in the sector. Pro forma for the transaction as of March 31 will be more than twice as large as our nearest BDC competitor, with

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MAY 23, 2016 / 12:30PM, ARCC - Ares Capital Corp and American Capital, Ltd. Joint Conference Call to Discuss Definitive Agreement of Ares Capital Corp to Acquire American Capital, Ltd.

more than $13 billion in investments and nearly three times larger in market capitalization, with approximately $6.5 billion of pro forma equity market capitalization.

We’ll have enhanced size and scale to compete with meaningful competitive advantage. We believe this increased scale will help us generate growth and maximize risk adjusted returns for our shareholders. A larger balance sheet allows us to provide larger commitments, with greater final hold positions making us a more meaningful total solution provider to our financial sponsor clients and others.

We expect our ability to commit to larger final holds will enhance our syndication efforts as well and can drive improved fee income. With an improved product offering, we should increase our deal flow and our hit rate with clients, allowing for greater asset selectivity and improved risk adjusted return opportunities. With a larger, more diverse balance sheet, we also expect ARCC to have improved access to the capital markets, enhancing our already strong liquidity and attractive cost of funds. These elements create the potential for a higher return on equity over time, which would create long-term value for the shareholders.

With slide 14, you can see that we believe this is an opportune time to have the size and scale to capitalize on very attractive market dynamics. Financial sponsors and borrowers today are facing increased volatility in the financing markets and are placing a lot of emphasis on working with lenders who can provide long-term capital and transaction certainty. This means improved economics and more deal flow for firms like Ares Capital with a sizable balance sheet and ability to commit to these meaningful final hold positions. The positive industry dynamics are expected to continue, given the significant overhang in demand for middle market debt capital and the current constraints on the banking industry, limiting supply.

Currently, there is an estimated $850 billion in global private equity capital waiting to be invested, which will drive demand for private debt capital. This demand is in addition to the meaningful debt maturities for existing middle market borrowers that need to refinance. Borrowers are looking for capital at a time where banks and other players in this space have reduced or exited their middle-market lending businesses. Given regulatory restrictions, it is increasingly costly and operationally challenging for banks to provide cash flow based non-investment grade loans. All of this should continue to generate highly attractive opportunities for a larger and even more competitively positioned pro forma Ares Capital.

The next few slides, 15 to 17, highlight our leading long-term investment performance, an important measure of an investment fund or companies how you’ve delivered value to your shareholders over time through dividends and changes in your net asset value. And on slide 15, you’ll see these statistics over time and through cycles for our company. We believe this illustrates that ARCC has delivered value and outperformed its peers in different market environments and over the long term.

You’ll see that we tended to be more conservative in our asset selection compared to our peers before the downturn, but our conservative value-oriented strategy has paid dividends ever since. In fact, on average, we’ve delivered annual dividends and net asset value growth averaging 12% over the last 10 years, which is about 500 basis points in excess of the industry average for our cycle tested peers.

One of the reasons that we’ve been able to achieve this success is due to our strong market coverage through our national direct origination platform. With approximately 80 investment professionals and more than 400 financial sponsor and intermediary relationships, we believe we see a very wide view of the available market opportunity, which results in high asset selectivity. We then leverage the depth of the Ares Management platform and the experience of our team for due diligence and underwriting. After bringing assets into our portfolio, we remain very proactive in managing these investments. In addition to the low net realized losses we’ve experienced on debt investments, we’ve also generated strong returns on our equity investments.

This entire investment and portfolio management process has resulted in a net realized gain rate for us of 1.1% on the principal amount of our investments. Relative to our peers, you can see that ARCC has outperformed over the long-term, and particularly through different market environments. In fact, we’ve outperformed the peer group average on net realized gains versus losses in every year that we’ve been a public company.

On slide 17, our investment performance and our conservative balance sheet management have contributed to strong outperformance for the stock over the last eleven and a half years. As you can see from the chart, we’ve generated an average annual total return of nearly 12%, which is

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MAY 23, 2016 / 12:30PM, ARCC - Ares Capital Corp and American Capital, Ltd. Joint Conference Call to Discuss Definitive Agreement of Ares Capital Corp to Acquire American Capital, Ltd.

in excess of the relevant equity, high yield bond, leveraged loan specialty finance and bank indices since inception, and it’s well ahead of the comparable BDCs in existence over that time frame as well.

Turning to slide 18, you can see that this transaction increases the pro forma company’s diversification by issuer and by industry. The combined business will continue to have a portfolio focused on less cyclical industries with only modest exposure to the more cyclical industries, like oil and gas. Additionally, our exposure to the SSLP will be meaningfully reduced from 20.8% of the portfolio to only 14.3% of the combined company’s portfolio at fair value. Of course, SSLP itself is a highly diverse investment program with 38 underlying borrowers.

I’d add that finally the increased diversification is expected to give us substantially more flexibility, it may help us achieve a faster ramp of our unique and we think higher return SDLP joint venture.

I’d like to turn the call over now to Mike Arougheti to discuss some additional investment highlights and to make some closing remarks.

Michael Arougheti  - Ares Capital Corporation - Co-Chairman

Great, thanks Kipp. People could turn to slide 19, just building off of some of Kipp’s comments. We believe that there are multiple drivers of potential value creation here. First, the larger balance sheet could allow us to underwrite increased transaction sizes and become a more significant player distributing loans, potentially resulting in increased fee income opportunities and higher earnings.

Second, given ACAS’ portfolio mix, which has historically had a heavier weighting in non-yielding equity investments, we believe that there is an attractive opportunity for us to reinvest proceeds from asset sales into directly sourced, higher risk adjusted returning assets, generating significantly higher current yields.

Currently, our portfolio is heavily invested in senior secured debt with a relatively modest amount invested in equity co-invests and over time we would like the combined portfolio to more closely resemble our current mix.

American Capital has already begun the process to sell pieces of its equity portfolio, which Malon referenced earlier. And as you can see from the chart, while ACAS currently has a $4.1 billion portfolio, there are significant amount of asset sales that have been announced since March 31, which we expect will drive a reduction of ACAS’ equity portfolio and generate cash prior to closing.

We’ll continue to work with our colleagues at ACAS to continue to identify and execute on strategic asset sales, as we execute on our portfolio rotation plans. We believe our targeted portfolio mix will generate higher current income and support a stable and ultimately growing dividend. And finally, as Kipp mentioned earlier, we do expect some cost savings and synergies on G&A by bringing these two businesses together.

If you look at slide 20, as I think folks know, we have a proven track record when it comes to repositioning lower yielding and non-yielding investments into higher income earning assets, given our experience with integrating and repositioning the former Allied portfolio, which we acquired six years ago. As shown on slide 20, by opportunistically monetizing lower yielding assets, we were able to reposition the Allied book and increase its weighted average yield by over 130 basis points in only 18 months. Moreover, through active portfolio management, we reduced non-accruals on a combined basis from 9.4% at cost, the first quarter after closing and in the second quarter of 2010, to 2.3% at cost by the end of 2012.

In many respects, we’ll be applying the same value creation strategy that we executed in the Allied deal to this transaction, as the primary value drivers are scale, diversification, cost synergies and portfolio repositioning. Allied shareholders were able to start receiving quarterly dividend payments from Ares Capital and we were able to successfully transition the Allied portfolio from a lower yielding debt and equity book into a portfolio of directly originated, higher yielding, middle market loans to high quality companies. To date, Allied shareholders have received a total return of almost 200% since the acquisition, or 18% on an annualized basis. We believe that our acquisition of Allied gives us a proven playbook that we can utilize to successfully integrate and manage the combined company.

And so, maybe before we open up the line for questions, on slide 22, let me conclude by saying how excited we are about this combination, since we believe it’s a win-win for both shareholder bases. We expect that all of the shareholders will benefit from the larger, more scaled Company with

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MAY 23, 2016 / 12:30PM, ARCC - Ares Capital Corp and American Capital, Ltd. Joint Conference Call to Discuss Definitive Agreement of Ares Capital Corp to Acquire American Capital, Ltd.

greater competitive advantages and the resources to support and investing advantages provided by Ares Management. We believe that we’ll drive significant cross-platform synergies through the sharing of deal flow, market knowledge, asset class expertise and relationships across companies and the capital markets. And of critical importance in this transaction is that all shareholders receive many financial benefits from the combination, namely the core earnings accretion and the benefits through diversification and scale.

And finally, as Kipp mentioned, we have an incredibly high degree of confidence in ARCC’s ability to execute on a successful transaction, given our past expertise with Allied, our proven ability as an acquirer and the strong returns that we’ve historically generated for our shareholders.

So, in closing, I want to thank Malon and his team and the ACAS Board for their confidence in us. And on behalf of the Ares Capital and American Capital teams, we appreciate your time and interest today, and will be happy to take your questions. Please do understand, though, that we may be limited in some of our answers due to our upcoming proxy that we must file.

And with that operator?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) John Hecht, Jefferies.

John Hecht  - Jefferies - Analyst

Congratulations on a really exciting announcement. First question, just trying to get some clarity on – you mentioned, I think this is going to be accretive on an NOI basis immediately, which is in the first year. What did you say that NAV, the timing of the accretion, if you have any more kind of details around what that accretion might look like?

Kipp deVeer  - Ares Capital Corporation - CEO

Yes, again, to Mike’s point, we intend to get some more detailed numbers in the proxy, that’s likely to get filed here by the end of June, John. The modeling in the transaction that we’ve looked at has some modest dilution to book value that is recoverable, we believe, within the first year of the transaction.

John Hecht  - Jefferies - Analyst

And then second, on the rotations, you guys are very successful, and as you point out in the slide, with Allied, fixing some of the NPAs and rotating some of the assets that are higher yielding. Can you give us a sense what are NPA levels, or the non-accrual levels at ACAS and do you have any sense for what the average yields are on that portfolio, so we get a sense for comparable yields and what we like to see in terms of rotation opportunities in the near term?

Kipp deVeer  - Ares Capital Corporation - CEO

Yes, I mean you can look – we could back and pull them obviously. That’s available in the ACAS material, if you want to just reference their latest quarterly filing. I think that the portfolio there is more oriented towards private equity, as Malon mentioned, although that portion of the portfolio has been reducing, as Malon also mentioned, more towards a focus on Sponsor Finance. I think that ARCC today has a very, very clean portfolio in terms of non-accruals. Our current non-accrual rate is about 0.6% of fair value. I think that ACAS’ non-accruals are modestly higher and I’m certain that the yield on their investments are lower than they are today at ARCC. So there is a pretty obvious rotation strategy here that everybody, both

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MAY 23, 2016 / 12:30PM, ARCC - Ares Capital Corp and American Capital, Ltd. Joint Conference Call to Discuss Definitive Agreement of Ares Capital Corp to Acquire American Capital, Ltd.

at Ares and American Capital is on board with, which would entail reducing the private equity portfolio and again moving out of some of the investments they have today into a series of investments that look more typical of what you’ve seen at Ares Capital.

Michael Arougheti  - Ares Capital Corporation - Co-Chairman

I’ll just make one final comment. I think the Allied book was a little bit more challenged, or a lot more challenged than the ACAS portfolio is today, and remember that acquisition was made against a much different market backdrop. And so, while the roadmap is going to be very similar, I think the position that we will be executing on their rotation, I think that this can be a lot less complicated that that transaction was for us.

Operator

Hugh Miller, Macquarie.

Hugh Miller  - Macquarie - Analyst

Appreciate the color you guys gave about the potential for cost reductions, I guess, primarily on the SG&A side. As you think about the deal, can you just maybe give us a little bit more color as to the amount of cost savings that you could foresee and over what time period you think you might be able to recognize some of those synergies?

Kipp deVeer  - Ares Capital Corporation - CEO

Yes, I think unfortunately relative to some of the things that we are not allowed to say today, you’re going have to wait on that one. But just think about it as a natural leveraging of our SG&A expenses and you’ll see more with our filing.

Hugh Miller  - Macquarie - Analyst

And as we think about kind of the overall – the timeframe in which you could potentially start to reposition some of the equity sales that you expect to make, what’s the demand out there and how quickly do you think that you can kind of ramp up and redeploy that capital into higher yielding investments that are more similar to what you’re currently doing?

Kipp deVeer  - Ares Capital Corporation - CEO

I mean, I’d start and Malon made this point well, I think Mike made it in his commentary too. American Capital has been in the process of recharacterizing itself as a company going back maybe even to last fall. And then obviously with their announcement in January of a process around the company, there’s been a really concerted effort there to already move the portfolio away from some of the things that we may have viewed as less attractive. So a good portion of our interest and we really dove into the transaction was an acknowledgment that the team had already been moving the company in a direction that we’re thrilled to see.

So, as Malon mentioned in his commentary, they’d achieved a lot of success on that front through their Q1 announcement, and we’ve got a reasonably long closing process here, call it six months, and as Mike mentioned, we’ll be collaborating with them to continue that. But a lot of this is already in process. And when you look through their portfolio, I’d make an observation that some of the things that we’d all view as maybe names to rotate out of, or areas to rotate out of – they’re quite concentrated in a handful of investments. So I think we’ve got our eyes on target that make obvious sense to both sides that we’ll pursue here.

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MAY 23, 2016 / 12:30PM, ARCC - Ares Capital Corp and American Capital, Ltd. Joint Conference Call to Discuss Definitive Agreement of Ares Capital Corp to Acquire American Capital, Ltd.

Michael Arougheti  - Ares Capital Corporation - Co-Chairman

And then, Hugh, with regard to deployment, hopefully it’s not lost on people who’ve been watching ARCC that we’ve shown very measured growth in the loan portfolio, just given where the balance sheet at ARCC is, standalone. People should not interpret that, as we’ve talked about on prior ARCC calls, as either, A, a lack of origination capacity or view that the markets aren’t attractive. Candidly, we’ve been out originating our investment capacity at ARCC for the last couple of years now. And so in terms of the deployment, as it rotates, I think there is a high confidence, just given the embedded origination capacity that we have here that’ll go pretty quickly.

Hugh Miller  - Macquarie - Analyst

And last from me, you obviously referenced being able to originate and hold on to larger sized loans. But outside of that ability, how else do you see this transaction kind of accelerating the growth opportunities within the SDLP program?

Kipp deVeer  - Ares Capital Corporation - CEO

Yes, I mean the good news for us is this transaction provides us scale and flexibility on the capital side. For those of you who had followed Ares Capital, without this transaction getting done, we’ve been a bit constrained managing a combination of our SSLP, which is our legacy program winding down with GE, and accommodating the ramp of a new program that we call SDLP with our partners at Varagon and brought money from AIG to the table. This substantially eases any of the concerns that we’ve had around our 30% basket in our BDC eligible test, to allow for a much easier, quicker ramp of SPLP, but also to accommodate potentially a larger program size over time with a more significant capital base. So that’s specific just to that program. But, look, we try to make the point in the prepared remarks as well, if you were seeing a market, or simply put that the $300 million, $400 million, even $800 million transaction as some of you know that we’ve done in American Seafoods, those transactions are popping up more and more often for us. So two, three years ago, we may have gone on and felt that we had real competitive advantage underwriting $300 million and holding $100 million a name, I think what we’re receiving now is the ability to literally commit $500 million to $1 billion per transaction, so long as we can hold $250 million a name. So the scale has real advantages, both in terms of generating fees, generating more interest income, but also allowing us capital markets opportunities to skim income and hold on to that for the benefit of shareholders. So there are a whole handful of different things that doesn’t take into account the cost side, which you referenced, which I promised will provide some more detail on in due time. And also I think everyone here believes that a larger company, as we’ve seen over the years, continues to lower its cost of capital. And that’s its debt cost of capital and/or its equity cost of capital. So I think we’ve got multiple leverage here to improve margins and to improve return on equity, based on the transaction.

Malon Wilkus  - American Capital, Ltd. - Chairman & CEO

Let me also add with respect to the profile of our portfolio at American Capital. We had at the maximum, years ago, about 65% of our portfolio invested in our One Stop Buyouts. Today that’s less than 20% of our portfolio and of that only half of it is equity. So really less than 10% of our portfolio and our assets are in equity of our One Stop Buyouts. So it’s been just very consistently over the years declining and that occurred throughout the last several years quite consistently and has continued in the first quarter and also has continued in the second quarter to-date. And probably some of you’ve seen some of our announcements of the exits that we made recently, and these were buyouts that we’ve held for quite a long while, and the exits have been quite successful. And we will continue to do that through and until the closing of the transaction. After that, there will be probably still some buyout assets on our balance sheet or on the combined balance sheet, and then the Ares team, probably with some assistance from some of its people at American Capital will continue to be exiting those assets as they see fit.

Operator

Ryan Lynch, KBW.

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MAY 23, 2016 / 12:30PM, ARCC - Ares Capital Corp and American Capital, Ltd. Joint Conference Call to Discuss Definitive Agreement of Ares Capital Corp to Acquire American Capital, Ltd.

Ryan Lynch  - KBW - Analyst

Congratulations on the transaction. First question just comes with the $100 million of potential fee waivers, $10 million per quarter potentially after this transaction. You guys quote that you guys are willing to waive some of those fees on a quarterly basis to support the company’s expected profitability as you guys reposition the portfolio. Just can you maybe provide some more details what sort of profitability levels you guys are hoping to achieve before having to waive any fees and what’s your anticipation of actually having to put these fee – I know you guys have this in effect, but what’s the ability or probability that these fee waivers will go into place?

Michael Arougheti  - Ares Capital Corporation - Co-Chairman

Sure, Ryan, it’s Mike. I think just to take a quick step back, direct lending, I think as people know, is a core and important franchise for Ares Management in both the US and Europe, and that’s grown to be in excess of $30 billion, with a real global footprint. ARCC is the cornerstone of that franchise, and I think the view is Ares Management wants to do everything that it can to support the transaction at closing, but also after. So, when you think about the upfront support that obviously is allowing ARCC to purchase ACAS assets at a discount to NAV, as we talked about in the prepared remarks, but also to put the company in a position to drive double-digit NOI accretion handily right out of the gate.

As we also talked about, the deal, it’s accretive without the fee support. The purpose of the fee support is yes to provide dividends, stability, and NOI support, but what it’s really meant also to do is give the ARCC management team the flexibility and the time that they need to optimize the portfolio rotation. When you’re going through the repositioning of the book, the last thing that you want to do is feel you’re pressed for time, or have to make inefficient trade-offs between yield and NAV build. And so, the fee support over 10 quarters, or two and a half years, I think is going to give the team adequate flexibility to make sure that they drive as much value out of the book as possible.

In terms of the structure of the fee waiver, there are no triggers. It’s an actual $10 million a quarter and it is waived to the extent that it is earned and payable. So it’s not there is no base level of profitability or hurdle rates that needs to be achieved in order for that to get paid.

Ryan Lynch  - KBW - Analyst

And then as far as kind of the hurdles that you guys need to go through to get this thing closed, it looks like you guys say, anticipated closing date of end of 2016 is subject to the completion of the sale of American Capital Mortgage Management and then shareholder approvals. Just to be clear, will shareholders need to approve the transaction, both on the ACAS side and Ares side and will shareholders need to give two-thirds vote agreement for this to pass?

Kipp deVeer  - Ares Capital Corporation - CEO

We do need a shareholder vote on both sides. Yes.

Ryan Lynch  - KBW - Analyst

Is it two-thirds or greater - two-thirds majority?

Kipp deVeer  - Ares Capital Corporation - CEO

I think what I would recommend here, Ryan I apologize, I’m looking at the clock and we actually have to cut this off, so that we can actually start trading the stock today. So we’re happy to take that offline. I see that there are some other folks in the queue. So to the extent that there’s some follow-up we’re happy to make ourselves available. Unfortunately, we actually have to end the conversation right now. So I do apologize for that, but we’re happy to take it offline.

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MAY 23, 2016 / 12:30PM, ARCC - Ares Capital Corp and American Capital, Ltd. Joint Conference Call to Discuss Definitive Agreement of Ares Capital Corp to Acquire American Capital, Ltd.

And so with operator, we’re going to have to end the call. We appreciate everybody’s time today. We’re thrilled and excited about this opportunity, as I mentioned earlier. Another thank you to Malon and his team for all the great work that they’ve been doing on the portfolio and the confidence they have in us and that we look forward to keeping people updated as the closing process begins and unfolds. So thanks again and have a great day.

Operator

Ladies and gentlemen, this concludes our conference call for today. If you missed any part of today’s call, an archived replay of the conference will be available by dialing 1-877-344-7529 domestic, and to international callers by dialing 1-412-317-0088. For all replays, please reference conference access code number 100866842. An archived replay will also be available on the webcast link located on the homepage of the Investor Relations section of our website. Thank you and have a nice day.

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No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, American Capital and Ares Capital plan to file with the Securities and Exchange Commission (“SEC”) and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and Ares Capital plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN CAPITAL, ARES CAPITAL, THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC by American Capital and Ares Capital, free of charge, from the SEC’s web site at www.sec.gov and from either American Capital’s or Ares Capital’s web sites at www.americancapital.com or at www.arescapitalcorp.com.  Investors and security holders may also obtain free copies of the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC from American Capital by contacting American Capital’s Investor Relations Department at 1-301-951-5917 or from Ares Capital by contacting Ares Capital’s Investor Relations Department at 1-888-818-5298.

Participants in the Solicitation

American Capital, Ares Capital and their respective directors, executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding American Capital’s directors and executive officers is available in an amendment to its annual report for the year ended December 31, 2015 on Form 10-K/A (the “2016 Form 10-K/A”), filed with the SEC on April 29, 2016. Information regarding Ares Capital’s directors and executive officers is available in its definitive proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 24, 2016. To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in American Capital’s 2016 Form 10-K/A and Ares Capital’s 2016 proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive offices, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement and the Registration Statement when such documents become available. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between American Capital and Ares Capital pursuant to a merger between American Capital and Ares Capital. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,”

“potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals or the sale of American Capital Mortgage Management, LLC to American Capital Agency Corp. (the “Mortgage Manager Sale”), may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of American Capital and Ares Capital may not be obtained; (2) the risk that the merger or other transactions contemplated by the merger agreement may not be completed in the time frame expected by American Capital and Ares Capital, or at all; (3) the ability of American Capital to effectively complete the Mortgage Manager Sale; (4) unexpected costs, charges or expenses resulting from the proposed transaction; (5) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of American Capital and Ares Capital; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the merger agreement; (11) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact Ares Capital’s classification as a business development company; (14) changes in general economic and/or industry specific conditions; and (15) other risk factors as detailed from time to time in American Capital’s and Ares Capital’s reports filed with the SEC, including American Capital’s and Ares Capital’s respective annual reports on Form 10-K for the year ended December 31, 2015, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

Any forward-looking statements speak only as of the date of this communication. Neither American Capital nor Ares Capital undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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